SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant's Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated February 11, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

METZ POWER PLANT SELECTS CGI
TO UPGRADE ITS CUSTOMER INFORMATION SYSTEM

• Agreement reached between the two companies includes joint marketing of the futuresolution to other energy producers and distributors

Paris, France, February 11, 2003 — CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), and the Usine d’Electricité de Metz (UEM), France’s leading independent electric authority, today announced they have signed a 30-month contract valued at US$9 million (CDN$ 14 million) for the upgrading of UEM’s customer relations management (CRM) statement and billing system.

The contract also includes a partnership whereby CGI and UEM will jointly market the future solution. Designed for energy distributors and suppliers to the European market, the information system will provide multi-fluid (electricity, gas, district heating, etc.) and multi-activity (cable television, service contracts, Internet) management capabilities.

In collaboration with UEM, CGI will be responsible for the complete delivery of the system, from its design to implementation and for all of the solution’s functional areas, from meter reading to collection.

“The European directive of 1999 opened the energy market to competition,” explained Francis Grosmangin, UEM’s director of information and organization systems and project leader for the company. “As an electricity producer and distributor, we must adapt to this new situation in order to remain competitive. We are very pleased that CGI has joined us in this challenge, thus allowing us to benefit from its recognized expertise in the utilities sector.”

“The CGI teams and those of UEM will focus on developing a unique, innovative and state-of-the-art solution,” stated Denis Marchesnay, director, utilities consulting services for CGI in France. “The tool, which will be fully adapted to a sector that is obliged to follow a new set of rules, will become a benchmark for the entire market.”

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 21,000 professionals. CGI’s annualized revenue run-rate is CDN$3 billion (US$2 billion) and at December 31, 2002, CGI’s order backlog was CDN$10.7 billion (US$7.1 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information
Media relations – France
Alexia Rouoca
Agence Singpour
01 44 01 80 47

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: February 11, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary